P.E. 1/1/02
1-14700

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14218) OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 29, 2002

By ______________________
Lora Ho
Controller

As a result of our common shares being listed on the Taiwan Stock Exchange, we are required on an on-going basis to file with the Taiwan Stock Exchange unaudited unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. We also regularly release unconsolidated financial statements as of and for the six months ended June 30 and as of and for the year ended December 31. These unconsolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, also called US GAAP. For a discussion of the material differences between ROC GAAP and US GAAP, see note 24 to our consolidated financial statements in our Registration Statement on Form F-3 (Registration No. 333-14218), initially filed with the United States Securities and Exchange Commission on December 21, 2001 (as amended, the "Registration Statement"). In addition, by their nature, unconsolidated financial statements are not comparable in material respects with consolidated financial statements, and should not be compared to the consolidated financial statements for prior periods. Because we have released certain unaudited unconsolidated financial statements for 2001, we are required under applicable rules of the United States Securities and Exchange Commission to include those unaudited unconsolidated financial statements in the prospectus constituting part of our Registration Statement.

The unaudited unconsolidated financial statements do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries, including TSMC International Investment, our holding company for WaferTech, by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

- the level of our bank debt which is zero on an unconsolidated level because all of our bank debt is borrowed by one or more of our subsidiaries;
- intercompany sales between Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries are not eliminated; and
- individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

For a discussion of the accounting policies used in the unaudited unconsolidated financial statements, see note 2 to the unaudited unconsolidated financial statements. Because we account for subsidiaries in our unconsolidated accounts based on the equity method, our unaudited unconsolidated net assets and net income would generally be the same as in our consolidated accounts. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. We can give no assurance as to what the relative level of unconsolidated and consolidated assets, net sales, net income or any other financial statement line item will be for the year ended December 31, 2001.

Taiwan Semiconductor Manufacturing Company Ltd.

Unconsolidated Financial Statements as of December 31, 2001 and 2000

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

UNCONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(In Thousand New Taiwan Dollars, Except Par Value)

ASSETS	2001 Amount	%	2000 Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 3)	$ 33,403,706	10	$ 35,664,440	11
Receivable from related parties (Note 12)	523,861	-	994,815	-
Notes receivable	176,582	-	125,175	-
Accounts receivable	19,957,636	6	30,335,314	9
Allowance for doubtful receivables (Note 2)	(1,100,492)	-	(946,734)	-
Allowance for sales returns and others (Note 2)	(2,581,551)	(1)	(2,204,167)	(1)
Inventories - net (Notes 2 and 4)	8,504,418	2	10,967,935	3
Deferred income tax assets (Notes 2 and 11)	2,347,000	1	8,122,000	2
Prepaid expenses and other current assets (Notes 2 and 12)	2,471,566	1	2,891,808	1
Total Current Assets	63,652,726	19	85,950,586	25
LONG-TERM INVESTMENTS (Notes 2 and 5)	32,869,391	10	33,422,010	10
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 6 and 12)				
Cost				
Buildings	52,527,184	16	46,307,643	14
Machinery and equipment	242,347,119	72	210,461,923	62
Office equipment	4,754,183	1	3,672,927	1
Total cost	299,628,486	89	260,442,493	77
Accumulated depreciation	(140,224,640)	(42)	(94,332,168)	(28)
Advance payments and construction in progress	56,095,396	17	40,895,045	12
Net Property, Plant and Equipment	215,499,242	64	207,005,370	61
GOODWILL (Note 2)	2,961,317	1	3,309,707	1
OTHER ASSETS				
Deferred income tax assets (Notes 2 and 11)	16,175,070	5	6,559,290	2
Deferred charges - net (Notes 2 and 7)	3,239,723	1	3,122,610	1
Refundable deposits (Note 14)	772,912	-	967,985	-
Assets leased to others (Note 2)	555,053	-	625,647	-
Miscellaneous	9,250	-	9,250	-
Total Other Assets	20,752,008	6	11,284,785	3
TOTAL ASSETS	$335,734,684	100	$340,972,458	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2001 Amount	%	2000 Amount	%
CURRENT LIABILITIES				
Payable to related parties (Note 12)	$ 2,082,606	1	$ 4,346,578	1
Accounts payable	1,123,894	-	7,989,953	3
Payable to contractors and equipment suppliers	12,367,319	4	24,392,400	7
Accrued expenses and other current liabilities (Note 15)	4,636,800	1	4,409,731	1
Lease obligation	-	-	50,000	-
Current portion of bonds (Note 8)	5,000,000	1	-	-
Total Current Liabilities	25,210,619	7	41,188,662	12
NONCURRENT LIABILITIES				
Bonds - net of current portion (Note 8)	24,000,000	7	29,000,000	8
Guarantee deposits (Note 14)	7,210,972	2	7,086,379	2
Accrued pension cost (Notes 2 and 10)	1,854,853	1	1,509,535	1
Deferred gain on sale-leaseback (Note 2)	268,165	-	434,183	-
Total Noncurrent Liabilities	33,333,990	10	38,030,097	11
Total Liabilities	58,544,609	17	79,218,759	23
SHAREHOLDERS' EQUITY (Notes 2 and 9)				
Capital stock - $10 par value				
Authorized: 24,600,000 thousand shares in 2001 and 17,800,000 thousand shares in 2000				
Issued:				
Preferred - 1,300,000 thousand shares	13,000,000	4	13,000,000	4
Common - 16,832,554 thousand shares in 2001 and 11,689,365 thousand shares in 2000	168,325,531	50	116,893,646	34
Capital surplus	57,128,433	17	55,285,821	16
Retained earnings:				
Appropriated as legal reserve	17,180,067	5	10,689,323	3
Appropriated as special reserve	349,941	-	1,091,003	1
Unappropriated earnings	19,977,402	6	65,143,847	19
Cumulative translation adjustments	1,228,701	1	(278,977)	-
Unrealized loss on long-term investment	-	-	(71,564)	-
Total Shareholders' Equity	277,190,075	83	261,753,699	77
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$335,734,684	100	$340,972,458	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

UNCONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2001		2000	
	Amount	%	Amount	%
GROSS SALES (Notes 2, 12 and 16)	$ 128,563,819		$ 169,223,128	
SALES RETURNS AND ALLOWANCES (Note 2)	(2,675,816)		(2,994,708)	
NET SALES	125,888,003	100	166,228,420	100
COST OF SALES (Note 12)	89,506,952	71	90,231,581	54
GROSS PROFIT	36,381,051	29	75,996,839	46
OPERATING EXPENSES (Note 12)				
Research and development	10,649,019	8	7,203,591	5
General and administrative	6,048,665	5	5,299,135	3
Marketing	2,341,081	2	2,953,008	2
Total Operating Expenses	19,038,765	15	15,455,734	10
INCOME FROM OPERATIONS	17,342,286	14	60,541,105	36
NON-OPERATING INCOME				
Interest	1,365,919	1	1,575,460	1
Insurance compensation	860,835	1	1,623,832	1
Premium income (Notes 2 and 15)	234,732	-	8,115	-
Technical service income (Note 12)	55,077	-	23,557	-
Gain on sales of property, plant and equipment (Note 2)	52,376	-	62,921	-
Gain on sales of short-term investments (Note 2)	-	-	104,643	-
Foreign exchange gain – net (Note 2)	-	-	828,025	1
Equity in net income of investee companies - net (Notes 2 and 5)	-	-	779,326	-
Other (Note 12)	322,618	-	295,295	-
Total Non-Operating Income	2,891,557	2	5,301,174	3
NON-OPERATING EXPENSES				
Equity in net loss of investee companies – net (Notes 2 and 5)	6,429,631	5	-	-
Interest (Notes 6 and 15)	1,951,830	2	1,858,197	1
Foreign exchange loss – net (Notes 2 and 15)	695,620	-	-	-
(Forward)				

English Translation of Financial Statements Originally Issued in Chinese

Loss on sales of and provision for loss on property, plant and equipment (Note 2)	$ 234,862	-	$ 99,220	-
Loss on sale of long-term investments (Note 2)	102,978	-	-	-
Amortization of bond issue cost (Note 2)	12,504	-	32,658	-
Other	147,703	-	14,610	-
Total Non-Operating Expenses	9,575,128	7	2,004,685	1
INCOME BEFORE INCOME TAX	10,658,715	9	63,837,594	38
INCOME TAX BENEFIT (Notes 2 and 11)	3,824,459	3	1,268,600	1
NET INCOME	$ 14,483,174	12	$ 65,106,194	39
EARNINGS PER SHARE				
Based on weighted-average number of common shares outstanding - 16,832,554 thousand shares in 2001 and 11,400,882 thousand shares in 2000	$0.83		$5.71	
Based on 16,417,270 thousand shares			$3.96	

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

UNCONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars)

	CAPITAL STOCK ISSUED				CAPITAL SURPLUS (Note 11)							RETAINED EARNINGS (Note 11)				UNREALIZED LOSS ON LONG-TERM INVESTMENT (NOTE 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (NOTE 2)	TOTAL SHAREHOLDERS' EQUITY
	Preferred Stock		Common Stock															
	Shares (Thousand)	Amount	Shares (Thousand)	Amount	From Consolidation	Additional Paid-in Capital	From Long-term Investment	Excess on Foreign Bond Investment	Gain on Sale of Properties	Donation	Total	Legal Reserve	Special Reserve	Unappropriated Earnings	Total			
BALANCE, JANUARY 1, 2000	-	$ -	7,670,837	$ 76,708,817	$ -	$ -	$ 472,307	$ 11,184,998	$ 49,658	$ 55	$ 11,838,411	$ 8,259,339	$ -	$ 25,062,294	$ 33,320,633	$ -	($ 1,091,003)	$ 120,743,497
Appropriations of prior year's earnings																		
Legal reserve	-	-	-	-	-	-	-	-	-	-	-	2,490,984	-	(2,490,984)	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-	-	-	-	-	1,091,003	(1,091,003)	-	-	-	-
Bonus to employees - stock	-	-	172,121	1,721,208	-	-	-	-	-	-	-	-	-	(1,721,208)	(1,721,208)	-	-	-
Stock dividends - 25.33%	-	-	1,939,910	19,399,103	-	-	-	-	-	-	-	-	-	(19,399,103)	(19,399,103)	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	-	-	-	-	-	-	-	(213,151)	(213,151)	-	-	(213,151)
Capital transferred from capital surplus - 2.45%	-	-	187,937	1,879,366	-	-	-	(1,879,366)	-	-	(1,879,366)	-	-	-	-	-	-	-
Issuance of shares on June 8, 2000	-	-	115,000	1,150,000	-	20,172,550	-	-	-	-	20,172,550	-	-	-	-	-	-	21,322,550
Issuance of shares for the merger on June 30, 2000	-	-	1,582,535	15,825,352	22,319,129	-	-	-	-	-	22,319,129	-	-	(136,077)	(136,077)	-	-	38,029,104
Issuance of preferred stocks on November 29, 2000	1,300,000	13,000,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13,000,000
Net income in 2000	-	-	-	-	-	-	-	-	-	-	-	-	-	65,106,194	65,106,194	-	-	65,106,194
Gain on sales of property, plant and equipment	-	-	-	-	-	-	-	-	58,173	-	58,173	-	-	(58,173)	(58,173)	-	-	-
Gain on sales of property, plant and equipment from investees	-	-	-	-	-	-	3,502	-	-	-	3,502	-	-	(3,502)	(3,502)	-	-	-
Adjustments arising from changes in shareholders' equity of investees	-	-	-	-	-	-	(231,580)	-	-	-	(231,580)	-	-	231,580	231,580	-	-	-
Unrealized loss on long-term investment from investees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(71,564)	-	(71,564)
Translation adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	812,626	812,626
BALANCE, DECEMBER 31, 2000	1,300,000	13,000,000	11,669,365	116,693,646	22,319,129	20,172,550	244,229	9,410,632	127,236	55	52,299,718	10,440,323	1,091,003	63,113,317	74,554,170	(71,564)	(278,377)	261,713,699
Appropriations of prior year's earnings																		
Legal reserve	-	-	-	-	-	-	-	-	-	-	-	6,490,744	-	(6,490,744)	-	-	-	-
Special reserve	-	-	-	-	-	-	-	-	-	-	-	-	(741,062)	741,062	-	-	-	-
Bonus to employees - stock	-	-	657,443	6,574,426	-	-	-	-	-	-	-	-	-	(6,574,426)	(6,574,426)	-	-	-
Cash dividends paid for preferred stocks	-	-	-	-	-	-	-	-	-	-	-	-	-	(41,137)	(41,137)	-	-	(41,137)
Stock dividends - 40%	-	-	4,673,746	46,737,459	-	-	-	-	-	-	-	-	-	(46,737,459)	(46,737,459)	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	-	-	-	-	-	-	-	(584,303)	(584,303)	-	-	(584,303)
Net income in 2001	-	-	-	-	-	-	-	-	-	-	-	-	-	14,483,174	14,483,174	-	-	14,483,174
Reclassification of the accumulated deficits from the merged company	-	-	-	-	1,803,168	-	-	-	-	-	1,803,168	-	-	(1,803,168)	(1,803,168)	-	-	-
Gain on sales of property, plant and equipment	-	-	-	-	-	-	-	-	39,282	-	39,282	-	-	(39,282)	(39,282)	-	-	-
Gain on sales of property, plant and equipment from investees	-	-	-	-	-	-	162	-	-	-	162	-	-	(162)	(162)	-	-	-
Reversal of the unrealized loss on long-term investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	71,564	-	71,564
Translation adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,507,073	1,507,073
BALANCE, DECEMBER 31, 2001	1,300,000	$ 13,000,000	16,832,554	$ 168,325,531	$ 24,122,297	$ 20,172,550	$ 244,391	$ 9,410,632	$ 166,518	$ 55	$ 57,128,433	$ 17,110,067	$ 349,941	$ 13,987,101	$ 31,447,109	$ -	$ 1,228,700	$ 277,150,073

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000
(In Thousand New Taiwan Dollars)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,483,174	$ 65,106,194
Net income of the merged companies	-	(135,077)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	48,875,754	33,051,197
Deferred income taxes	(3,840,777)	(1,059,841)
Equity in net loss (income) of investee companies – net	6,429,631	(779,326)
Loss on sales of long-term investments – net	102,978	-
Loss on sales of and provision for loss on property, plant and equipment - net	182,486	13,823
Accrued pension cost	345,318	360,673
Allowance for doubtful receivables	153,758	490,835
Allowance for sales returns and others	377,384	965,503
Changes in operation assets and liabilities:		
Decrease (increase) in:		
Receivable from related parties	470,954	(538,201)
Notes receivable	(51,407)	96,364
Accounts receivable	10,377,678	(14,268,429)
Inventories – net	2,463,517	(2,985,133)
Prepaid expenses and other current assets	359,342	729,775
Forward exchange contract receivable	49,480	7,108
Increase (decrease) in:		
Payable to related parties	(2,263,972)	3,552,646
Accounts payable	(6,866,059)	2,379,105
Forward exchange contract payable	218,165	76,168
Accrued expenses and other current liabilities	(201,096)	736,885
Net Cash Provided by Operating Activities	71,666,308	87,800,269
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short-term investments	-	236,250
Acquisitions of:		
Property, plant and equipment	(68,002,448)	(79,270,461)
Long-term investments	(4,563,682)	(11,866,583)
Proceeds from sales of:		
Property, plant and equipment	298,231	219,233
Long-term investments	162,334	-

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

Increase in deferred charges	($ 1,465,703)	($ 1,089,730)
Decrease (increase) in refundable deposits	195,073	(770,733)
Cash inflow from the merged companies	-	1,412,404
Net Cash Used in Investing Activities	(73,376,195)	(91,129,620)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of:		
Long-term bonds	-	9,000,000
Capital stock	-	37,322,550
Payments on:		
Short-term bank loans	-	(12,635,000)
Commercial paper	-	(5,479,288)
Lease obligation	(50,000)	-
Long-term bank loans	-	(7,550,000)
Increase in guarantee deposits	124,593	1,900,663
Bonus paid to directors and supervisors	(584,303)	(215,151)
Cash dividends paid on preferred shares	(41,137)	-
Net Cash Provided by (Used in) Financing Activities	(550,847)	22,343,774
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,260,734)	19,014,423
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	35,664,440	16,650,017
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 33,403,706	$ 35,664,440
SUPPLEMENTAL INFORMATION		
Interest paid (excluding the amounts of $207,297 and $72,903 capitalized in 2001 and 2000, respectively)	$ 1,980,399	$ 2,366,026
Income tax paid	$ 16,318	$ -
Noncash investing and financing activities:		
Effect of exchange rate changes on cash and cash equivalents	$ 1,258,395	$ 1,009,264
Current portion of long-term liabilities	$ 5,000,000	$ 50,000
Cash paid for acquisitions of property, plant and equipment		
Total acquisitions	$ 55,977,367	$ 89,963,658
Decrease (increase) in payables to contractors and equipment suppliers	12,025,081	(10,693,197)
	$ 68,002,448	$ 79,270,461

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousand New Taiwan Dollars,
Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd (the "Company"), a Republic of China corporation, is engaged mainly in the manufacture, sale, packaging, and testing of integrated circuits and other semiconductor devices, and the manufacture and design of masks. TSMC was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange. In October 1997, TSMC listed its shares of stock on the New York Stock Exchange in the form of American Depositary Shares.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China. The significant accounting principles adopted by the Company are as follows:

Cash and Cash equivalents

Government bonds acquired under agreements that provide for their repurchase within less than three months from date of purchase are classified as cash equivalents.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of individual receivables.

Sales and allowance for sales returns and others

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment. Allowance and related provisions for sales returns and others are provided based on experience; such provisions are deducted from sales and related costs are deducted from cost of sales.

Inventories

Inventories are stated at the lower of standard cost (adjusted to approximate weighted-average cost) or market value. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on their operating and financial policy decisions are accounted for using the equity method. The difference between the investment cost and the Company's proportionate equity in the net assets of the investee on the date of acquisition is amortized over five years using the straight-line method. Such amortization and the Company's proportionate share in the net income or net loss of investee companies are recognized as components of "Equity in net income or net loss in investee companies - net" account. When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to "Capital surplus" and the "Long-term investments" accounts, respectively.

In the event an investee offsets its capital surplus, excluding reserve from asset revaluation, against its accumulated deficit, which is recorded as a debit to the "Capital surplus" account and a credit to "Retained earnings" account, the Company also records the entry by its proportionate share of the investee capital surplus that was generated subsequent to its acquisition of investee interest, excluding reserve from asset revaluation.

If an investee's functional currency is a foreign currency, "Cumulative translation adjustments" would result from the process of translating the investees' financial statements into the functional currency of the Company.

Other stock investments are accounted using the cost method. These investments are stated at cost less declines in market value of listed stocks or declines in value of unlisted stocks which is considered irrecoverable; such reductions are charged to shareholders' equity or current income, respectively. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying value of the long-term investment if the dividends are received in the same year that the related investments are acquired.

Stock dividends are recognized only as an increase in the number of stocks held on the ex-dividend date.

Investments in foreign mutual funds are stated at the lower of cost or net asset value (NAV). Write-downs of cost and write-ups to original acquisition cost resulting from subsequent recovery of the NAV are debited or credited to shareholders' equity.

The costs of investments sold are determined using the weighted-average method.

The Company's proportionate share in the gains from sales of property, plant and equipment, net of the applicable income tax, included as its share in the net income or net loss of equity-accounted investee companies for the current year is reclassified to capital surplus from retained earnings. Such amount is reclassified back to retained earnings when the Company subsequently disposes the related investment. Also, if an investee company has unrealized loss on its own long-term investment which is evaluated using the lower-of-cost-or-market method, the Company recognizes that unrealized loss in proportion to the Company's equity interest and is recorded in an account that is a component of its own shareholders' equity.

Gain or loss on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. On the other hand, if the gains or losses arose from sales by the investee companies or majority-owned subsidiaries to the Company, such gains or losses are deferred in proportion to the ownership percentage until realized through transactions with third parties.

Property, plant and equipment and assets leased to others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Major additions, renewals, betterment and interest expenses incurred during the construction period are capitalized. Maintenance and repairs are expensed currently.

Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of all minimum future rental payments, or the market value of the property at the inception date of the lease. The lessee's periodic rental payment includes the purchase price of the leased property, and the interest expense.

Depreciation is computed using the straight-line method over these estimated service lives: Buildings - 10 to 20 years; machinery and equipment - 5 to 10 years; and office equipment - 3 to 5 years.

Upon sale or disposal of an item of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income. Any such gain, less applicable income tax, is reclassified to capital surplus at the end of the year (before the relevant regulation was amended).

Goodwill

Goodwill arising from the business combinations is amortized using the straight-line method over 10 years.

Deferred charges

These consist of software and system design costs, technology know-how, bond issue costs and technology license fee. These are amortized as follows: software and system design costs – three years, technology know-how – five years, bond issue costs – the term of the bonds, and technology license fee – the term of the contract or economic useful lives of the related technology.

Pension costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation is amortized over 25 years.

Deferred gain on sale-leaseback

The gain on the sale of property is deferred. Such deferred gain is then amortized as follows: (a) operating lease - adjustment of rental expenses over leasing period, and (b) capital lease - adjustment of depreciation over the estimated useful life or leasing period.

Income tax

The Company adopted the inter-period income tax allocation method. Deferred income taxes are recognized for the tax effects of taxable temporary differences, unused tax credits, and operating loss carry forwards. Valuation allowance is provided for deferred income tax assets that are not certain to be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it is classified as current or non-current based on the expected reversal date of temporary differences.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income taxes (10%) on unappropriated earnings generated starting January 1, 1998 are recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Derivative financial instruments

Foreign currency forward exchange contracts (forward contracts), entered into for purposes other than trading are recorded as follows: the differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rates and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted out and the resulting net amount is presented as either an asset or liability.

The Company enters into interest rate swap transactions to manage interest rate fluctuations on liabilities. These transactions are accounted for on an accrual basis, in which cash settlement receivable or payable is recorded as an adjustment to interest income or expenses.

The notional amounts of the foreign currency option contracts entered into for hedging purposes are not recognized as either assets or liabilities on the contract dates.

Other foreign-currency transactions

Other foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables and payables are settled, credited or charged to income in the year of conversion or settlement. At period-end, the balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Reclassifications

Certain accounts in 2000 have been reclassified to conform to 2001 classifications.

3. CASH AND CASH EQUIVALENTS

	2001	2000
Cash and bank deposits	$ 31,678,047	$35,053,733
Government bonds acquired under repurchase agreements	1,725,659	610,707
	$ 33,403,706	$35,664,440

4. INVENTORIES - NET

	2001	2000
Finished goods	$ 1,618,635	$ 1,606,368
Work in process	6,685,094	8,422,401
Raw materials	521,680	423,444
Supplies and spare parts	870,780	1,083,348
	9,696,189	11,535,561
Less - allowance for losses	(1,191,771)	(567,626)
	$ 8,504,418	$10,967,935

5. LONG-TERM INVESTMENTS

	2001		2000	
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Shares of stock				
Equity method:				
TSMC International Investment	$19,987,814	100	$23,678,522	100
Vanguard International Semiconductor	3,377,526	25	5,615,075	25
TSMC Partners	3,032,376	100	535,162	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,907,967	32	935,870	32

(Forward)

TSMC - North America	$ 786,062	100	$ 666,924	100
Emerging Alliance Fund	741,617	99	-	-
Kung Cherng Investment	177,812	25	158,752	25
Cherng Huei Investment	166,639	25	138,200	25
Po Cherng Investment	164,724	25	136,984	25
Chi Hsin Investment	158,252	25	139,000	25
Hsin Ruey Investment	157,352	25	128,100	25
Chi Cherng Investment	156,694	25	130,794	25
TSMC - Japan	80,156	100	37,803	100
TSMC - Europe	10,147	100	9,594	100
	31,905,138		32,310,780	
Cost method:				
Traded				
Amkor Technology	280,748	-	-	-
Taiwan Mask Corp.	32,129	2	32,129	2
Non-traded				
United Technology	193,584	11	146,250	10
Hon Tung Venture Capital	150,000	10	120,000	10
Shin-Etsu Handotai Taiwan Company Ltd.	105,000	7	105,000	7
W.K. Technology Fund IV	50,000	2	50,000	4
Taiwan Semiconductor Technology	-	-	500,000	19
	811,461		953,379	
Funds				
Horizon Ventures	125,701	-	93,304	-
Crimson Asia Capital	27,091	-	64,547	-
	152,792		157,851	
	$32,869,391		$33,422,010	

The equity in net income or (net loss) of subsidiaries and investee companies consisted of the following:

	2001	2000
TSMC International Investment	($ 4,855,844)	$ 138,589
Vanguard International Semiconductor	(2,236,940)	597,812
TSMC Partners	2,357,405	494,966
SSMC	(1,722,080)	(473,661)
TASMC	-	(331,330)
Others	27,828	352,950
	($ 6,429,631)	$ 779,326

Information on the long-term investments is as follows:

	2001	2000
Market value of traded stocks	$ 7,055,888	$ 8,729,639
Equity in the net assets of unlisted stocks	29,124,386	27,597,593
Net asset value of funds	152,792	157,851

6. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2001	2000
Buildings	$ 15,181,445	$ 9,816,698
Machinery and equipment	122,659,129	82,775,965
Office equipment	2,384,066	1,739,505
	$140,224,640	$94,332,168

Information on the status of the construction of the Company's manufacturing facilities as of December 31, 2001 is as follows:

Manufacturing Plant	Estimated Cost	Accumulated Expenditures	Expected or Actual Date of Start of Operations
Fab 6	$76,889,000	$69,986,000	March 2000
Fab 7	5,930,500	2,867,500	March 2001
Fab 8	28,322,100	11,355,300	March 2001
Fab 12 - 1st stage	38,280,800	28,988,700	April 2002
Fab 14 - 1st stage	9,711,000	8,449,600	June 2003

Interest expense (before deducting capitalized amounts of $207,297 in 2001 and $72,903 in 2000) for the years ended December 31, 2001 and 2000 were $2,159,127 and $1,931,100, respectively. The interest rates used for purposes of calculating the capitalized amounts were 5.283% in 2001 and 6.468% to 6.620% in 2000.

As of December 31, 2001, properties with an aggregate net book value of about $1,378,184 were mortgaged as collateral for long-term loans.

7. DEFERRED CHARGES - NET	2001	2000
Software and system design costs	$ 2,073,752	$ 1,420,528
Technology license fee	996,578	1,442,292
Technology know-how	103,500	157,500
Bond issue costs	33,091	45,595
Others	32,802	56,695
	$ 3,239,723	$ 3,122,610

8. BONDS

	2001	2000
Domestic unsecured bonds:		
Repayable in March 2003, 7.71% annual interest payable semi-annually	$ 4,000,000	$ 4,000,000
Repayable in October 2002 and 2004, 5.67% and 5.95% annual interest payable annually, respectively	10,000,000	10,000,000
Repayable in December 2005 and 2007, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
	$29,000,000	$29,000,000

Future minimum principal payments under the Company's bonds arrangements as of December 31, 2001 are as follows:

Year of Repay	Amount
2002	$ 5,000,000
2003	4,000,000
2004	5,000,000
2005	10,500,000
2006 and thereafter	4,500,000
	29,000,000
Less - current portion	(5,000,000)
	$24,000,000

On November 6, 2001, the board of directors approved the issuance of domestic unsecured bonds with an aggregate principal amount of $15,000,000. The issuance of the domestic unsecured bond has been approved by the Securities and Futures Commission of ROC (SFC). As of January 18, 2002, the issuance is still in process.

9. SHAREHOLDERS' EQUITY

The Company has issued 259,006 thousand American Depositary Shares (ADS) as of December 31, 2001. The number of common shares represented by the ADSs is 1,295,031 thousand shares.

The SFC has, on January 4, 2002, approved the Company's sponsership of the offer by certain existing shareholders of up to 350,000 thousand common shares in the form of ADSs. The decision to sponser the offering of common shares in the form of ADSs was approved by the Board of Directors on December 3, 2001. The offering is still in process as of January 18, 2002.

Capital surplus except for that arising from the application of the equity method of accounting, pursuant to ROC Company Law, can only be used to offset a deficit or transferred to capital (as a stock dividend). Such transfer from capital surplus to capital can only be made once a year at a specific percentage. An amendment to the ROC Company Law issued on November 14, 2001, limited the nature of the capital surplus that can be used to offset a deficit or transferred to capital (as a stock dividend) to those that arise from donations (donated capital) and those attributable to the excess of the issue price over the par value of capital stock issued.

The Company's Articles of Incorporation provide that the following shall be appropriated from annual net income (less any deficit):

a. 10% legal reserve;

b. Special reserve in accordance with relevant laws or regulations;

c. Bonuses to directors and supervisors and to employees equal to 1% and at least 1% of the remainder, respectively;

d. Dividends to holders of preferred shares equal to a 3.5% annual rate, based on the period during which the preferred shares have been outstanding;

e. The appropriation of the remaining balance after the above shall be decided at the shareholder's meeting;

These appropriations of net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

Dividends are distributed in cash and/or in the form of shares of stock. Since the Company is in a capital-intensive industry, distribution of profits shall be made preferably by way of stock dividend. The total of cash dividend paid (in any given year) should not exceed 50% of total dividends paid and/or distributed.

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of the Company's outstanding capital stock. The reserve can only be used to offset a deficit; or, when its balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% thereof can be distributed as stock dividend.

Pursuant to existing regulations promulgated by the Securities and Futures Commission, a special reserve equivalent to the debit balance of any account shown in the shareholder equity section of the balance sheets, other than the deficit, shall be made from unappropriated retained earnings. The special reserve shall be adjusted accordingly based on the debit balance of such accounts as at year-end. As of December 31, 2001, prior year's accumulated deficit in the amount of $1,803,168 from WSMC is included in the unappropriated retained earnings.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by the Company on earnings generated starting January 1, 1998. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

The Company issued 1,300,000 thousand unlisted Series A - preferred shares to certain investors. The foregoing preferred shares will be redeemed within thirty months from their issuance. The terms and conditions in respect to the issuance of the preferred shares provides that, until the shares are redeemed, their holders:

a. Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b. Are not entitled to receive any stock dividends (whether declared out of unappropriated earnings or capital surplus).

c. Have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution of the Company. However, the preemptive rights to the assets shall not exceed the issue value of the shares.

d. Have voting rights similar to that of the holders of common shares.

e. Have no right to convert their shares into common shares.

10. PENSION PLAN

The Company has a pension plan for all regular employees, which provides benefits based on length of service and average monthly salary for the final six months of employment.

The Company contributes at an amount equal to 2% of salaries every month to a Pension Fund (the "Fund"). The Fund is administered by a pension fund monitoring committee (the "Committee") and deposited in the Committee's name in the Central Trust of China.

The changes in the fund and accrued pension cost are summarized as follows:

	2001	2000
a. Components of pension cost		
Service cost	$ 417,967	$ 376,689
Interest cost	95,920	91,234
Projected return on plan assets	(43,968)	(26,675)
Amortization	8,300	8,300
	$ 478,219	$ 449,548
b. Reconciliation of the fund status of the plan and accrued pension cost		
Benefit obligation		
Vested benefit obligation	$ 739	$ -
Nonvested benefit obligation	1,024,525	763,879
Accumulated benefit obligation	1,025,264	763,879
Additional benefits based on future salaries	1,407,014	1,550,009
Projected benefit obligation	2,432,278	2,313,888
Fair value of plan assets	(835,583)	(661,099)
Funded status	1,596,695	1,652,789
Unrecognized prior service cost	-	-
Unrecognized net transitional obligation	(157,691)	(165,991)
Unrecognized net gain	415,849	22,737

Additional liability	-	-
Accrued pension cost	$1,854,853	$1,509,535

c. Actuarial assumptions

Discount rated used in determining present values	5.0%	6.0%
Future salary increase rate	5.0%	6.0%
Expected rate of return plan on assets	5.0%	6.0%

d. Contributions to pension fund	$ 131,894	$ 95,932
e. Funds transferred from TASMC and WSMC	$ -	$ 173,339
f. Payments from pension fund	$ -	$ 1,458

11. INCOME TAX BENEFIT

a. A reconciliation of income tax expense - current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	2001	2000
Income tax expense base on "income before income tax" at statutory rate	($ 2,664,679)	($12,760,503)
Tax-exempt income	1,089,000	7,770,000
Temporary difference	(993,679)	(49,497)
Income tax expense - current before tax credit	($ 2,569,358)	($ 5,040,000)

The statutory rate for 2001 and 2000 were 25% and 20%, respectively.

b. Income tax benefits consist of:

	2001	2000
Income tax expense - current before tax credits	($ 2,569,358)	($ 5,040,000)
Additional 10% on the unappropriated earnings	(319,000)	(88,024)
Income tax credits	2,888,358	5,128,024
Other income tax	(16,318)	-
Income tax for the current year	(16,318)	-
Net change in deferred income tax assets (liabilities) for the period		
Investment tax credits	144,925	3,146,369
Temporary differences	(1,874,945)	(388,671)
Valuation allowance	5,570,797	(1,678,791)
Adjustment of prior years' taxes	-	189,693
	$ 3,824,459	$ 1,268,600

c. Deferred income tax assets and liabilities consisted of:

	2001	2000
Current:		

Investment tax credits	$ 2,347,000	$ 8,422,000
Less - valuation allowance	-	(300,000)
	$ 2,347,000	$ 8,122,000
Noncurrent:		
Investment tax credits	$21,710,461	$15,490,536
Temporary differences	(2,493,755)	(618,810)
	19,216,706	14,871,726
Less - valuation allowance	(3,041,636)	(8,312,433)
	$16,175,070	$ 6,559,293

The effective tax rates for deferred income tax as of December 31, 2001 and 2000 were 17.56% and 7.54%, respectively.

d. Integrated income tax information:

The balances of the imputation credit account (ICA) as of December 31, 2001 and 2000 were $9,365 and $5,888, respectively.

The tax credit ratio computed as of December 31, 2001 was 0.02% while the tax credit on earnings as of December 31, 2000 on dividend distributed in 2001 was 0.01%.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends; thus the expected creditable ratio for 2001 may be adjusted according to the difference between the expected and actual imputation credit allowed under the regulation.

e. The unappropriated retained earnings as of December 31, 2001 and 2000 included the earnings generated up to December 31, 1997 of $4,827.

f. Unused investment tax credits arising from purchase of machinery and equipment, and research and development expenditures as of December 31, 2001 will expire as follows:

Year of Expiry	Amount
2002	$ 4,487,894
2003	5,500,778
2004	10,720,895
2005	3,347,894
	$24,057,461

g. The income from the following projects and services is exempt from income tax:

	Tax-Exemption Period
Expansion of first and second manufacturing plants-modules A and B, third manufacturing plant and	1999 to 2002

fourth manufacturing plant, and construction of fifth manufacturing plant	
Expansion of the seventh manufacturing plant	1998 to 2001

h. The tax authorities have examined income tax returns of TSMC through 1999, excluding 1998. However, TSMC is contesting the assessment of the tax authority for 1992, 1993, 1996 and 1997.

12. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Industrial Technology Research Institute (ITRI); the Chairman of the Company is one of the directors of ITRI

b. Philips Electronics N.V. (Philips); a major shareholder

c. Subsidiaries

TSMC International Investment (TSMC-BVI)
TSMC – North America
TSMC – Europe
TSMC – Japan

d. Investees

Vanguard International Semiconductor Corporation (VIS)
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)

e. TSMC Technology, a subsidiary of TSMC-BVI

f. WAFERTECH, LLC, an indirect subsidiary of TSMC-BVI

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2001		2000	
	Amount	%	Amount	%
For the year				
Sales				
Philips and its affiliates	$ 2,389,257	2	$ 5,289,927	3
VIS	1,177,094	1	17,012	-
ITRI	114,546	-	198,146	-
SSMC	48,972	-	-	-
WAFERTECH, LLC	3,111	-	30,816	-
	$ 3,732,980	3	$ 5,535,901	3
Purchase				
WAFERTECH, LLC	$ 6,797,817	37	$13,296,633	37
VIS	3,801,975	22	6,572,110	19
SSMC	42,984	-	-	-

	$10,642,776	59	$19,868,743	56
Rental expense – ITRI	$ 161,604	11	$ 161,575	14
Manufacturing expenses				
Technical assistance fee – Philips	$ 2,418,276	100	$ 2,137,175	86
Marketing expenses				
Commission				
TSMC – North America	$ 1,028,725	42	$ 994,686	34
TSMC – Japan	194,696	8	165,087	5
TSMC – Europe	124,384	5	143,461	5
Service Charge				
TSMC – North America	118,648	5	118,852	4
	$ 1,466,453	60	$ 1,422,086	48
Sales of property, plant and equipment				
VIS	$ 268,871	79	$ 87,189	37
WAFERTECH, LLC	24,645	7	-	-
	$ 293,516	86	$ 87,189	37
Non-operating income				
SSMC	$ 95,284	3	$ 152,347	3
WAFERTECH, LLC	4,612	-	1,749	-
VIS	467	-	5,604	-
Others	-	-	38	-
	$ 100,363	3	$ 159,738	3
At end of the year				
Receivables				
VIS	$ 320,179	61	$ 159,890	16
Philips and its affiliates	116,499	22	643,604	65
ITRI	37,383	7	56,078	6
WAFERTECH, LLC	25,251	5	20,361	2
SSMC	20,671	4	89,154	9
TSMC Technology	3,878	1	25,728	2
	$ 523,861	100	$ 994,815	100
Prepaid expense and other current asset				
Advance rent – ITRI	$ 42,664	2	$ 42,664	6
Payables				
WAFERTECH, LLC	$ 817,616	39	$ 1,487,181	34
VIS	548,472	26	1,808,964	42
Philips and its affiliates	499,331	24	797,375	18
TSMC – North America	136,443	7	166,063	4
TSMC – Europe	54,601	3	66,343	2
TSMC – Japan	15,355	1	16,165	-
TSMC Technology	10,318	-	4,487	-
SSMC	470	-	-	-

$ 2,082,606	100	$ 4,346,578	100

Sales to related parties are based on normal selling prices and collection terms, except for disposal of properties and technical service, which were in accordance with the related contracts.

The amount payable to WAFERTECH, LLC represents the costs of finished goods purchased by TSMC. The costs of finished goods purchased were calculated in accordance with the related contractual agreements.

13. SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases from ITRI the land, building and certain machinery and equipment of its first manufacturing facility under agreements that will expire in March 2002. The annual rent under such agreement amounts to $161,604.

The Company leases the land where its 2nd through 14th manufacturing facilities are located from the Science-Based Industrial Park Administration. The related agreements will expire on various dates from March 2008 to December 2020 and have annual rentals aggregating $208,716. The agreements can be renewable upon their expiration.

Future annual minimum rentals under the aforementioned leases are as follows:

Year	Amount
2002	$ 249,117
2003	208,716
2004	208,716
2005	208,716
2006	208,716
2007and thereafter	1,789,500
	$2,873,481

14. SIGNIFICANT COMMITMENTS AND CONTINGENCY AS OF DECEMBER 31, 2001

The Company's commitments and contingency as of December 31, 2001 are as follows:

a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, of certain products. The agreement shall remain in force up to July 9, 2007 and thereafter be automatically renewed for successive periods of three years. Under the amended agreement, the fee is subject to deduction by the amounts the Company pays to any third party for settling any licensing/infringement issue after the first five-year period of the amended agreement, provided that the fee after reduction will not be below a certain percentage of the net selling price.

b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company's production capacity.

c. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d. Under several foundry agreements, the Company shall allocate a portion of its production output for sale to certain major customers from whom guarantee deposits of US$205,949 thousand had been received as of December 31, 2001.

e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. dated March 30, 1999, the parties agreed to: (a) form a joint venture company to be named Systems on Silicon Manufacturing Company Pte Ltd. (SSMC) for the purpose of constructing an integrated circuit foundry in Singapore, (b) set SSMC's total authorized capital at about S$1.2 billion, and, (c) allow the Company to invest in 32% of SSMC's capital. As of December 31, 2001, the aggregate amount of investments from these parties has not reached S$1.2 billion. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the agreement and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party should compensate SSMC for all related unavoidable costs.

f. Provision of technical services to SSMC under a Technical Cooperation Agreement (the "Agreement") entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of specific products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g. The Company provides a guarantee for loans of US$268,000 thousand, US$40,000 thousand and US$440,000 thousand obtained by TSMC Development, Inc., TSMC-North America and WAFERTECH, LLC, respectively.

h. Under a Technical Transfer Agreement with National Semiconductor Corporation ("National") entered into on June 27, 2000, TSMC shall receive payments for the technology transferred to National. The agreement will remain in force for ten years. After expiration, this agreement will be automatically renewed for successive periods of two years unless pre-terminated by either party under certain conditions.

i. The Company entered into a Manufacturing Agreement with Vanguard International Semiconductor Corp. ("VIS"). VIS agrees to reserve certain capacity to manufacture for the Company certain devices based on logic or other technologies required by the Company's customers, at a discount to the selling prices as agreed by the parties. The Company paid $1,200,000 thousand to VIS as a Security Bond. VIS shall return portions of the Bond without any interest to the Company upon the purchase of the wafers by the Company. The contract will remain in force for five years.

j. Under a patent license agreement, the Company has entered into a cross license arrangement for certain semiconductor patents with a US-based company for a term starting from October 26, 2001 through December 31, 2006. TSMC shall pay royalty fees to the such company.

k. Unused letter of credits as of December 31, 2001 were $1,200 thousand.

l. As of December 31, 2001, unused credit lines for short-term loans were NT$6,430,000 thousand and US$300,000 thousand.

m. As of December 31, 2001, unused credit lines for long-term loans were NT$3,000,000 thousand and US$37,750 thousand.

15. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for TSMC and investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of individual real estates at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f. Disposal of individual real estates at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The relevant information on the derivative financial instruments entered into by the Company is as follows:

a) Open forward exchange contracts as of December 31, 2001

	Currency	Contract Amount (Thousand)	Fair Value (Thousand)	Settlement Date	Maturity (Thousand)
Sell	US$	US$ 17,912	NT$ 618,206	Jan. 2002	NT$ 620,600
Sell	US$	US$ 783,000	NT$ 26,965,688	Jan. 2001~Mar.2002	NT$ 27,013,402

Payables from forward exchange contracts (shown in the balance sheet as part of "Other current liabilities" account) as of December 31, 2001 aggregated to $397,117. Net exchange loss for the year ended December 31, 2001 was $1,872,979.

The net assets or liabilities that have been hedged by the above forward exchange contracts are as follows:

	Amount (Thousand)
Accounts receivable	US$ 518,984
Accounts payable	US$ 169,664
Time deposits	US$ 707,416

b) Interest rate swaps

The Company has entered into interest rate swap contracts to hedge exposure to rising interest rates on its floating rate long-term loans. These significant transactions are summarized as follows:

Contract Date	Period	Amount (Thousand)
April 28, 1998	May 21, 1998 to May 21, 2003	US$2,000,000
April 29, 1998	May 21, 1998 to May 21, 2003	1,000,000
June 26, 1998	June 26, 1998 to June 26, 2003	1,000,000
June 26, 1998	July 6, 1998 to July 6, 2003	1,000,000

Interest expenses on these transactions for the year ended December 31, 2001 were $473,413.

c) Option contracts

The Company has entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts from its export sales or Japanese Yen obligations related to its importation of machinery and equipment.

Outstanding option contracts as of December 31, 2001 were as follows:

Contract	Currency	Contract Amount (Thousand)	Carrying Value	Fair Value (Thousand)	Strike Price	Maturity
Put option sell	EUR	EUR 293,000	($ 39,500)	($252,833)	0.8940 ~ 0.9540 (EUR/US$)	Jan. ~ Feb., 2002

For the year ended December 31, 2001, the Company realized premium income of $328,254 and premium expense of $93,522.

d) Transaction risk

i) Credit risk. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter parties are low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks from exchange rate and interest rate fluctuations are minimal.

iii) Liquidity and cash flow requirements. The cash flow requirements on the derivative instruments are limited to the net differences between the spot rates and contracted forward rates at settlement dates (for forward contracts); and amounts payable arising from the differences in the rates (for interest rate swap contracts). Also, options may not have to be exercised at all in cases where the strike price is higher than the related market price at exercise dates. Management believes that the foregoing requirements are not material.

2) Fair value of financial instruments

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments				
Assets				
Cash and cash equivalents	$33,403,706	$33,403,706	$35,664,440	$35,664,440
Receivable from related parties	523,861	523,861	994,815	994,815
Notes and Accounts receivable	20,134,218	20,134,218	30,460,489	30,460,489
Long-term investments	32,869,391	36,333,066	33,422,010	36,485,083
Pledged deposits	25,356	25,356	46,856	46,856
Refundable deposits	772,912	772,912	967,985	967,985
Liabilities				
Payable to related parties	2,082,606	2,082,606	4,346,578	4,346,578
Accounts payable	1,123,894	1,123,894	7,989,953	7,989,953
Payables to contractors and equipment suppliers	12,367,319	12,367,319	24,392,400	24,392,400
Bonds	29,000,000	29,703,063	29,000,000	29,035,803
Guarantee deposits	7,210,972	7,210,972	7,086,379	7,086,379
Derivative financial instruments				
Forward exchange contracts (buy)	-	-	1,984,740	1,978,998
Forward exchange contracts (sell)	28,031,119	27,603,894	20,802,311	20,788,804
Interest rate swaps	26,969	(343,088)	1,601	234,017
Option	(39,500)	(252,833)	-	(456,068)

Fair values of financial instruments were determined as follows:

a) Short-term financial instruments – carrying values.

b) Long-term investments -- market value for listed companies and net equity value for the others.

c) Refundable deposits and guarantees deposits – carrying values.

d) Long-term bank loans – based on forecasted cash flows discounted at interest rates of similar long-term liabilities. Bonds payable is discounted at present value. Fair values of other long-term liabilities are also their carrying values as they use floating interest rates.

e) Derivative financial instruments – based on the quotations from banks.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

16. SEGMENT FINANCIAL INFORMATION

a. Export sales

Area	2001	2000
America	$ 63,896,732	$ 81,686,803
Asia	23,874,375	42,906,968
Europe	7,523,873	11,360,517
	$ 95,294,980	$ 135,954,288

The export sales information is presented by billed regions.

b. The Company only has one customer that accounts for at least 10% of its total sales. The sales to such customer amounted to $21,789,769 in 2001 representing 17% of its total sales. The sales, however, to such customer amounted to only $10,307,244 in 2000 representing only 6% of total sales.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

FINANCING PROVIDED
For the Year Ended December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-Party	Financial Statement Account	Financing Limit for Each Borrowing Company	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Interest Rate	Financing Reasons	Allowance for Bad Debt	Collateral		Transaction Amount	Financing Company's Financing Amount Limits (US$ in Thousand)
										Item	Value		
1	TSMC-BVI	TSMC Technology	Other receivables	-	US$ 14,662	US$ 14,662	7.75%	Operating capital	$ -	-	$ -	$ -	US$ 779,968 (Note 1)
2	VIS	VIS Holding	Prepaid expenses	(Note 2)	$ 1,232	$ -	-	Prepayments for product development	-	-	-	-	$ 4,400,000 (Note 3)

Note 1: Not exceeding the issued capital of the Company.

Note 2: Not exceeding 10% of the issued capital of VIS for each transaction entity, and also limited to 30% of the issued capital of each transaction entity.

Note 3: Not exceeding 20% of the issued capital of VIS.

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
VIS	MEGIC Corporation	Investee	Long-term investment	16,500	$ 177,000	9	$ 188,581	
	Form Factor, Inc.	Investee	Long-term investment	267	64,360	1	64,360	
	United Technology Co., Ltd.	Investee	Long-term investment	3,357	38,716	2	54,872	
VIS Associates Inc.	Stock							
	VIS Investment Holding, Inc.	Subsidiary of VIS Associates Inc.	Long-term investment	68	US$ 891	100	US$ 891	
	Equity							
	Silicon Valley Equity Fund	-	Long-term investment	-	US$ 7,894	35	US$ 7,894	
	Silicon Valley Equity Fund II	-	Long-term investment	-	US$ 5,705	14	US$ 5,705	
	ABN AMRO Bank Equity Certificate	-	Short-term investment	23,168	US$ 10,047	-	US$ 11,319	
	Fund							
	Grand Palace Trust	-	Long-term investment	-	US$ 2,800	100	US$ 2,800	
VIS Investment Holding, Inc.	Stock							
	VIS Micro, Inc.	Investee	Long-term investment	200	US$ 258	100	US$ 258	
TSMC Development	Stock							
	WAFERTECH, LLC	Investee of TSMC Development and its chairman is also chairman of TSMC	Long-term investment	-	US$ 226,541	99	US$ 226,541	
TSMC Partners	ADR							
	TSMC	Parent Company	Short-term investment	495	US$ 7,357	-	US$ 8,726	
InveStar Semiconductor Development Fund Inc.	Stock							
	Silicon Image, Inc.	-	Short-term investment	297	US$ 520	-	US$ 1,236	
	Marvell Technology Group Ltd.	-	Short-term investment	3,413	US$ 3,350	-	US$ 123,797	
	Silicon Labo Ratories	-	Short-term investment	15	US$ 472	-	US$ 519	
	Chang Yi Technology	-	Long-term investment	1,668	US$ 1,643	-	US$ 672	
	Divio	-	Long-term investment	30	US$ 3	-	US$ 3	
	Capella Microsystems, Inc.	-	Long-term investment	542	US$ 135	-	US$ 135	
	Equator Technologies, Inc.	-	Long-term investment	133	US$ 90	-	US$ 90	
	Empower Tel Networks, Inc.	-	Long-term investment	317	US$ 344	-	US$ 344	
	Ubicom, Inc.	-	Long-term investment	861	US$ 172	-	US$ 172	
	Global Test Corp.	-	Long-term investment	13,268	US$ 5,672	-	US$ 10,126	
	Chip Strate	-	Long-term investment	6,660	US$ 2,142	-	US$ 2,073	
	Ritch Tech	-	Long-term investment	1,023	US$ 326	-	US$ 1,743	
	APE Fu Ding Technology	-	Long-term investment	2,750	US$ 1,518	-	US$ 1,336	

(Forward)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
InveStar Semiconductor Development Fund Inc.	Preferred stock							
	Integrated Memory Logic, Inc.	-	Long-term investment	1,831	US$ 1,809	-	US$ 3,055	
	Divio (Next wave)	-	Long-term investment	667	US$ 500	-	US$ 2,233	
	SIRF Technology Inc.	-	Long-term investment	306	US$ 1,333	-	US$ 1,858	
	Rise	-	Long-term investment	600	US$ 1,500	-	US$ 1,500	
	Capella Microsystems, Inc.	-	Long-term investment	1,383	US$ 1,298	-	US$ 1,660	
	Sensory, Inc.	-	Long-term investment	1,404	US$ 1,250	-	US$ 857	
	Equator Technologies, Inc.	-	Long-term investment	443	US$ 1,338	-	US$ 864	
	Light Speed Semiconductor Corporation	-	Long-term investment	2,252	US$ 3,064	-	US$ 764	
	Empower Tel Networks, Inc.	-	Long-term investment	3,840	US$ 5,128	-	US$ 14,296	
	Ubicom, Inc.	-	Long-term investment	1,056	US$ 1,361	-	US$ 2,433	
	RapidStream	-	Long-term investment	2,056	US$ 1,050	-	US$ 7,286	
	Tropian, Inc.	-	Long-term investment	1,758	US$ 2,334	-	US$ 2,388	
	Sonics, Inc.	-	Long-term investment	3,082	US$ 3,082	-	US$ 3,082	
	Pico Turbo, Inc.	-	Long-term investment	1,050	US$ 1,250	-	US$ 1,300	
	Atheros, Inc.	-	Long-term investment	1,607	US$ 3,593	-	US$ 9,025	
	NanoAmp Solutions, Inc.	-	Long-term investment	541	US$ 853	-	US$ 1,900	
	Formfactor, Inc.	-	Long-term investment	267	US$ 2,000	-	US$ 3,600	
	Monolithic Power Systems, Inc.	-	Long-term investment	2,521	US$ 2,000	-	US$ 4,938	
	Memsic, Inc.	-	Long-term investment	2,727	US$ 1,500	-	US$ 2,894	
	Reflectivity, Inc.	-	Long-term investment	1,064	US$ 2,000	-	US$ 2,000	
	Signia	-	Long-term investment	3,000	US$ 1,500	-	US$ 3,900	
	Match Lab, Inc.	-	Long-term investment	1,875	US$ 1,500	-	US$ 1,500	
	HINT Corporation	-	Long-term investment	1,080	US$ 1,000	-	US$ 1,000	
	Creosys, Inc.	-	Long-term investment	1,500	US$ 1,500	-	US$ 1,500	
	Incentia Design Systems, Inc.	-	Long-term investment	286	US$ 500	-	US$ 500	
	Bond							
	Rise	-	Long-term investment	-	US$ 300	-	US$ 300	
InveStar Semiconductor Development Fund (II) Inc.	Stock							
	HPL Aquisition Corporation	-	Short-term investment	187	US$ 1,124	-	US$ 2,669	
	Procoat Technology	-	Long-term investment	2,500	US$ 869	-	US$ 857	
	Richtek Technology Corpporation	-	Long-term investment	480	US$ 1,001	-	US$ 987	
	Chang Yi Technology	-	Long-term investment	487	US$ 1,139	-	US$ 139	
	Preferred stock							
	Omega Band, Inc.	-	Long-term investment	1,389	US$ 1,250	-	US$ 1,250	
	Memsic, Inc.	-	Long-term investment	2,289	US$ 1,560	-	US$ 2,489	
	OEpic, Inc.	-	Long-term investment	2,696	US$ 2,500	-	US$ 3,023	
	Equator Technologies, Inc.	-	Long-term investment	770	US$ 1,501	-	US$ 1,501	
	NanoAmp Solutions, Inc.	-	Long-term investment	250	US$ 1,000	-	US$ 1,000	
	RapidStream, Inc.	-	Long-term investment	246	US$ 1,057	-	US$ 1,057	
	Signia Technologies, Inc.	-	Long-term investment	500	US$ 750	-	US$ 750	

(Forward)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001 Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	Note
InveStar Semiconductor Development Fund (II) Inc.	Advanced Analogic Technology, Inc.	-	Long-term investment	948	US$ 1,261	-	US$ 1,261	
	Y-MEDIA Corporation	-	Long-term investment	281	US$ 1,500	-	US$ 1,500	
	Monlithic Power Systems, Inc.	-	Long-term investment	674	US$ 1,515	-	US$ 1,515	
	Ralink Technology, Inc.	-	Long-term investment	1,833	US$ 1,500	-	US$ 1,767	
	Sonics, Inc.	-	Long-term investment	3,082	US$ 3,082	-	US$ 3,082	
	Newport Opticom, Inc.	-	Long-term investment	1,157	US$ 1,204	-	US$ 1,204	
	Silicon Data, Inc.	-	Long-term investment	500	US$ 250	-	US$ 250	
	Capella Microsystems, Inc.	-	Long-term investment	800	US$ 1,000	-	US$ 1,000	
	Angstron Systems, Inc.	-	Long-term investment	1,567	US$ 750	-	US$ 750	
	Tropain, Inc.	-	Long-term investment	1,464	US$ 2,000	-	US$ 2,000	
	SIRF Technology, Inc.	-	Long-term investment	20	US$ 131	-	US$ 131	
	Match Lab, Inc.	-	Long-term investment	313	US$ 250	-	US$ 250	
	OEpic, Inc.	-	Long-term investment	-	US$ -	-	US$ -	
	<u>Bond</u>							
	Omega Band, Inc.	-	Long-term investment	N/A	US$ 192	-	US$ 192	
	Pico Turbo, Inc.	-	Long-term investment	N/A	US$ 295	-	US$ 295	
Emerging Alliance Fund	<u>Stock</u>							
	Global Investment Holding Inc.	Investee	Long-term investment	10,000	$ 100,000	6	$ 100,000	
	<u>Preferred stock</u>							
	Quake Technologies, Inc.	-	Long-term investment	467	US$ 1,000	1	US$ 1,000	
	Pixim, Inc.	-	Long-term investment	833	US$ 2,500	3	US$ 2,500	
	Newport Opticom, Inc.	-	Long-term investment	962	US$ 1,000	6	US$ 1,000	
	NetLogic Microsystems, Inc.	-	Long-term investment	602	US$ 1,850	1	US$ 1,850	
	Quicksilver Technology, Inc.	-	Long-term investment	3,320	US$ 3,500	29	US$ 3,500	
	Ikanos Communication, Inc.	-	Long-term investment	1,741	US$ 1,500	3	US$ 1,500	
	Litchfield Communications	-	Long-term investment	3,799	US$ 1,000	6	US$ 1,000	

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
For the Year Ended December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance	
					Shares (Thousand)	Amount	Shares (Thousand)	Amount (US$ in Thousand)	Shares (Thousand)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Stock													
	Emerging Alliance Fund	Long-term investment	Emerging Alliance Fund	Subsidiary	-	$ -	-	$ 837,045	-	$ -	$ -	$ -	-	$ 748,617
	Systems on Silicon Manufacturing Company (SSMC)	Long-term investment	SSMC	Investee	90	935,870	211	3,593,862	-	-	-	-	301	2,907,967
	Taiwan Semiconductor Technology	Long-term investment	Amkor Technology	-	50,003	500,000	-	-	50,000	995,748 (Note2)	500,000	(104,252)	-	-
	Amkor Technology	Long-term investment	Amkor Technology	-	-	-	505	280,748	-	-	-	-	505	280,748
Emerging Alliance Fund	Stock													
	Global Investment holding, Inc.	Long-term investment	Global Investment holding, Inc.	-	-	-	10,000	100,000	-	-	-	-	10,000	100,000
	Convertible Commercial Paper													
	VM Labs, Inc.	Long-term investment	VM Labs, Inc.	-	-	-	-	US$ 4,000	-	US$ 1,000	US$ 4,000	(US$3,000)	-	-
VIS	Stock													
	VIS Associates Inc.	Long-term investment	Subsidiary	-	23,750	464,077	17,500	597,783	-	-	-	-	41,070	902,999
	Bond Fund													
	Qiong Ban	Short-term investment	-	-	-	-	35,548	500,000	7,139	100,263	100,000	263	28,409	400,000
	THE TP ROC	Short-term investment	-	-	-	-	40,874	550,000	14,951	201,482	200,000	1,482	25,923	350,000
	Yuan Da Duo Li #2	Short-term investment	-	-	-	-	49,017	650,000	22,739	302,698	300,000	2,698	26,278	350,000
	NITC	Short-term investment	-	-	-	-	2,048	300,000	2,048	302,386	300,000	2,386	-	-
	FUBON JU-I	Short-term investment	-	-	-	-	31,397	450,000	31,397	452,789	450,000	2,789	-	-
	Capital Save Income	Short-term investment	-	-	-	-	15,295	200,000	15,295	201,139	200,000	1,139	-	-
	Home Run	Short-term investment	-	-	-	-	51,811	650,000	51,811	656,159	650,000	6,159	-	-
VIS Associates Inc.	ABN AMRO Bank Equity Certificates	Short-term investment	-	-	-	-	223,168	US$ 10,047	-	-	-	-	23,168	US$ 10,047
InveStar Semiconductor Development Fund, Inc.	Stocks													
	Centillium Tec Corp	Short-term investment	-	-	166	US$ 660	-	-	165	US$ 7,474	US$ 660	US$ 6,814	-	-
	Marvell Technology Group Ltd.	Short-term investment	-	-	4,665	US$ 4,579	-	-	1,252	US$ 38,094	US$ 1,229	US$ 36,865	3,413	US$ 3,350
	Preferred Stocks													
	Lara Networks, Inc.	Short-term investment	-	-	1,544	US$ 772	-	-	1,544	US$ 8,170	US$ 772	US$ 7,398	-	-
InveStar Semiconductor Development Fund (II) Inc.	Sonic, Inc.	Long-term investment	-	-	-	-	3,082	US$ 3,082	-	-	-	-	3,082	US$ 3,082

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method and the accumulated translation adjustment.

Note 2. Disposal price included $115,000 in cash and the agreed exchange 505 thousand shares of Amkor Technology. The market value for the shares of Amkor Technology on the disposal day worth $280,748.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2001

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-Party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount			
TSMC	Fab 12 and office	Jan. 10, 2001	$ 345,000	Depend on the progress of the construction	China Construction Co, Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		Jan. 29, 2001	476,200	Depend on the progress of the construction	Fu Tsu Construction Co, Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
For the Year Ended December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total (Note 1)	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	
TSMC	Phillips and its affiliates	Major shareholder	Sales	$2,389,257	2	Net 30 days from invoice date	None	None	$ 116,499	22	
	VIS	Investee	Sales	1,177,094	1	Net 45 days from monthly closing date	None	None	320,179	61	
	ITRI	The company's chairman is one of its directors	Sales	114,546	-	Net 45 days from monthly closing date	None	None	37,383	7	
	WAFERTECH, LLC	Indirect investee of the subsidiary (TSMC-BVI)	Purchase	6,797,817	37	Net 30 days from monthly closing date	None	None	(817,616)	39	
	VIS	Investee	Purchase	3,801,975	22	Net 45 days from monthly closing date	None	None	(548,472)	26	

Note 1: Percentage for sales is of gross sales and percentage for purchases is of the total purchases of material and finished goods.

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken		
TSMC	VIS	Investee	$320,179	N/A	$52,668	Accelerate demand on account receivables	$ 92,345	$ -
	Phillips and its affiliates	Major shareholder	116,499	58 days	20,820	Accelerate demand on account receivables	80,559	$ -

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2001			Net Income (Loss) of the Investee	Investment Gain (Loss)	Note
				Dec. 31, 2001	Dec. 31, 2000	Shares (Thousand)	Percentage of Ownership	Carrying Value			
TSMC	TSMC - North America	San Jose, California, U.S.A.	Marketing and engineering support	$ 333,718	$ 333,718	11,000	100	$ 786,062	$ 4,560	$ 4,560	Subsidiary
	TSMC - Europe	Amsterdam, The Netherlands	Marketing and engineering support	2,960	2,960	-	100	10,147	420	420	Subsidiary
	TSMC - Japan	Yokohama, Japan	Marketing and engineering support	83,760	35,142	6	100	80,156	(183)	(183)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC Design and manufacturing	6,500,640	6,500,640	556,133	25	3,377,926	(8,692,423)	(2,236,910)	Investee
	TSMC - BVI	Tortola, British Virgin Islands	Investment	24,766,793	24,159,958	779,963	100	19,987,814	(4,855,844)	(4,855,844)	Subsidiary
	Po Cherng Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	164,724	110,960	27,740	Investee
	Chi Hsin Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	158,252	77,008	19,252	Investee
	Kung Cherng Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	177,412	76,241	19,060	Investee
	Chi Cherng Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	156,694	103,603	25,901	Investee
	Hsin Ruey Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	197,362	117,006	29,251	Investee
	Cherng Huei Investment	Taipei, Taiwan	Investment	100,000	100,000	-	25	166,619	113,755	28,439	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	3,002,377	2,357,405	2,397,405	Subsidiary
	SSMC	Singapore	Manufacturing the wafer	4,986,941	1,432,482	301	32	2,907,967	(5,331,499)	(1,722,080)	Investee
	Emerging Alliance Fund	Cayman Islands	Investment	837,045	-	-	99	741,617	(127,249)	(126,612)	Subsidiary

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED

For the Year Ended December 31, 2001

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/Guarantee Provider	Counter-Party		Limits on Each Counter-party's Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment (Note 3)	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)						
0	TSMC	TSMC Development Inc.	3	(Note 4)	$ 9,379,732 (US$ 268,000)	$ 9,379,732 (US$ 268,000)	$ -	3.38%	$ 54,397,659
		TSMC - North America	2		1,399,960 (US$ 40,000)	1,399,960 (US$ 40,000)	-	0.51%	
		WAFERTECH, LLC	3		15,399,560 (US$ 440,000)	15,399,560 (US$ 440,000)	-	5.56%	

Note 1: 30% of the issued capital of the Company.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3: Promissory notes for collateral.

Note 4: Not exceeding 10% of the issued capital of the Company, and also limiting to the issued capital of the transaction entity, unless otherwise approved by the board of directors.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES HELD
December 31, 2001
(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
TSMC	Stock							
	TSMC - North America	Subsidiary	Long-term investment	11,000	$ 786,062	100	$ 786,062	
	TSMC - Europe	Subsidiary	Long-term investment	-	10,147	100	10,147	
	TSMC - Japan	Subsidiary	Long-term investment	6	80,156	100	80,156	
	VIS	Investee	Long-term investment	556,133	3,377,526	25	6,584,620	
	TSMC-BVI	Subsidiary	Long-term investment	779,968	19,987,814	100	19,987,814	
	TSMC Partners	Subsidiary	Long-term investment	300	3,032,376	100	3,032,376	
	SSMC	Investee	Long-term investment	301	2,907,967	32	2,907,967	
	Emerging Alliance Fund	Subsidiary	Long-term investment	-	741,617	99	741,617	
	Taiwan Mask Corp.	-	Long-term investment	7,782	32,129	2	183,658	
	United Technology Co., Ltd.	-	Long-term investment	16,783	193,584	11	274,107	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment	10,500	105,000	7	118,726	
	W.K. Technology Fund IV	-	Long-term investment	6,000	50,000	2	64,855	
	Hon Tung Ventures Capital	-	Long-term investment	15,000	150,000	10	139,086	
	Amkor Technology	-	Long-term investment	505	280,748	-	287,610	
	Certificate							
	Po Cherng Investment	Investee	Long-term investment	-	164,724	25	164,724	
	Chi Hsin Investment	Investee	Long-term investment	-	158,252	25	158,252	
	Kung Cherng Investment	Investee	Long-term investment	-	177,812	25	177,812	
	Chi Cherng Investment	Investee	Long-term investment	-	156,694	25	156,694	
	Hsin Ruey Investment	Investee	Long-term investment	-	157,352	25	157,352	
	Cherng Huei Investment	Investee	Long-term investment	-	166,639	25	166,639	
	Equity							
	Crimson Asia Capital Fund	-	Long-term investment	-	27,091	N/A	27,091	
	Horizon Ventures Fund	-	Long-term investment	-	125,701	N/A	125,701	
Chi Cherng Investment	Stock							
	TSMC	Major shareholder	Short-term investment	3,023	98,282	-	253,173	

(Forward)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
Chi Cherng Investment	Certificate							
	Po Cherng Investment	Major shareholder	Long-term investment	6,000	$ 98,834	15	$ 98,834	
	Chi Hsin Investment	Major shareholder	Long-term investment	6,000	94,951	15	94,951	
	Hsin Ruey Investment	Major shareholder	Long-term investment	6,000	94,411	15	94,411	
	Kung Cherng Investment	Major shareholder	Long-term investment	6,000	106,687	15	106,687	
	Cherng Huei Investment	Major shareholder	Long-term investment	6,000	99,983	15	99,983	
Kung Cherng Investment	Stock							
	TSMC	Major shareholder	Short-term investment	6,758	226,819	-	565,937	
	Certificate							
	Po Cherng Investment	Major shareholder	Long-term investment	6,000	98,834	15	98,834	
	Chi Hsin Investment	Major shareholder	Long-term investment	6,000	94,951	15	94,951	
	Chi Cherng Investment	Major shareholder	Long-term investment	6,000	94,017	15	94,017	
	Hsin Ruey Investment	Major shareholder	Long-term investment	6,000	94,411	15	94,411	
	Cherng Huei Investment	Major shareholder	Long-term investment	6,000	99,983	15	99,983	
Po Cherng Investment	Stock							
	TSMC	Major shareholder	Short-term investment	4,240	187,508	-	355,058	Pledge 150 Thousand Shares
	Certificate							
	Chi Hsin Investment	Major shareholder	Long-term investment	6,000	94,951	15	94,951	
	Chi Cherng Investment	Major shareholder	Long-term investment	6,000	94,017	15	94,017	
	Hsin Ruey Investment	Major shareholder	Long-term investment	6,000	94,411	15	94,411	
	Kung Cherng Investment	Major shareholder	Long-term investment	6,000	106,687	15	106,687	
	Cherng Huei Investment	Major shareholder	Long-term investment	6,000	99,983	15	99,983	
Cherng Huei Investment	Stock							
	TSMC	Major shareholder	Short-term investment	4,917	198,896	-	411,724	Pledge 1,600 Thousand Shares
	Certificate							
	Po Cherng Investment	Major shareholder	Long-term investment	6,000	98,834	15	98,834	
	Chi Hsin Investment	Major shareholder	Long-term investment	6,000	94,951	15	94,951	
	Chi Cherng Investment	Major shareholder	Long-term investment	6,000	94,017	15	94,017	
	Hsin Ruey Investment	Major shareholder	Long-term investment	6,000	94,411	15	94,411	
	Kung Cherng Investment	Major shareholder	Long-term investment	6,000	106,687	15	106,687	
Chi Hsin Investment	Stock							
	TSMC	Major shareholder	Short-term investment	3,561	138,747	-	298,220	

(Forward)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2001				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)	
Chi Hsin Investment	Certificate							
	Po Cherng Investment	Major shareholder	Long-term investment	6,000	$ 98,834	15	$ 98,834	
	Chi Cherng Investment	Major shareholder	Long-term investment	6,000	94,017	15	94,017	
	Hsin Ruey Investment	Major shareholder	Long-term investment	6,000	94,411	15	94,411	
	Kung Cherng Investment	Major shareholder	Long-term investment	6,000	106,687	15	106,687	
	Cherng Huei Investment	Major shareholder	Long-term investment	6,000	99,983	15	99,983	
Hsin Ruey Investment	Stock							
	TSMC	Major shareholder	Short-term investment	1,407	98,996	-	117,836	
	Certificate							
	Po Cherng Investment	Major shareholder	Long-term investment	6,000	98,834	15	98,834	
	Chi Hsin Investment	Major shareholder	Long-term investment	6,000	94,931	15	94,951	
	Chi Cherng Investment	Major shareholder	Long-term investment	6,000	94,017	15	94,017	
	Kung Cherng Investment	Major shareholder	Long-term investment	6,000	106,687	15	106,687	
	Cherng Huei Investment	Major shareholder	Long-term investment	6,000	99,983	15	99,983	
TSMC-BVI	Stock							
	InveStar Semiconductor Development Fund Inc.	Subsidiary of TSMC-BVI	Long-term investment	45,000	US$ 65,203	97	US$ 65,203	
	InveStar Semiconductor Development Fund (II) Inc.	Subsidiary of TSMC-BVI	Long-term investment	45,000	US$ 45,766	97	US$ 45,766	
	TSMC Development Inc.	Subsidiary of TSMC-BVI and its chairman is also TSMC's chairman	Long-term investment	1	US$ 201,231	100	US$ 201,231	
	TSMC Technology Inc.	Subsidiary of TSMC-BVI and its chairman is also TSMC's chairman	Long-term investment	1	US$ 1,591	100	US$ 1,591	
	3DFX Interactive Inc.	-	Long-term investment	68	US$ 297	-	US$ 30	
VIS	Bond fund							
	Qiung Ban	-	Short-term investment	28,409	40,000	-	401,960	
	Yuan Da Duo Li #2	-	Short-term investment	26,278	350,000	-	352,466	
	THE TP ROC	-	Short-term investment	25,923	350,000	-	355,763	
	Stock							
	VIS Associates Inc.	Subsidiary	Long-term investment	41,070	902,999	100	902,999	
	PowerChip Semiconductor Inc.	Investee	Long-term investment	202,185	2,651,216	9	3,263,269	
	Bxon Technology Inc.	Investee	Long-term investment	5,617	275,766	3	281,864	
	Walsin Technology Inc.	Investee	Long-term investment	34,551	414,481	10	358,864	

(Forward)